Issuer Free Writing Prospectus
(to the Preliminary Prospectus Supplement dated September 27, 2011)
Filed pursuant to Rule 433
Registration No. 333-160646-01
333-160646
September 27, 2011
American Airlines, Inc. (“American”)

Securities:	Class A Pass Through Certificates, Series 2011-2A (“Class A Certificates”)

Amount:	$725,694,000

Preliminary Prospectus Supplement:	American has prepared and filed with the SEC a Preliminary Prospectus Supplement, dated September 27, 2011 (the “Preliminary Prospectus Supplement”), which includes additional information regarding its Pass Through Certificates, Series 2011-2. Terms used but not defined herein shall have the meanings set forth in the Preliminary Prospectus Supplement.

Ratings:	It is a condition to the issuance of the Class A Certificates that they be rated by Moody’s and Standard & Poor’s at not lower than the respective ratings set forth in the table below:

Moody’s:	Baa3

Standard & Poor’s:	A-

Public Offering Price:	100%

CUSIP:	02377V AA0

ISIN:	US02377VAA08

Coupon/Stated Interest Rate:	8.625%

Make-Whole Spread Over Treasuries:	0.50%

Parent Guarantee:	The payment obligations of American under the Series A Equipment Notes will be fully and unconditionally guaranteed by AMR Corporation, American’s parent company.

Depositary Rating:	The Depositary currently meets the Depositary Threshold Rating requirement. The Depositary has Long-Term Ratings of Aaa from Moody’s and AA from Standard & Poor’s and Short-Term Ratings of P-1 from Moody’s and A-1+ from Standard & Poor’s.

Liquidity Provider Rating:	The Liquidity Provider currently meets the Liquidity Threshold Rating requirement. The Liquidity Provider has Short-Term Ratings of P-1 from Moody’s and A-1 from Standard & Poor’s.

Available Amount under the Liquidity Facilities at April 15, 2012[1]:	$91,034,115

Initial “Maximum Commitment” under the Liquidity Facilities:	$95,799,168

Underwriters’ Purchase Commitments:

Morgan Stanley & Co. LLC	$145,138,800
Deutsche Bank Securities Inc.	$145,138,800
Goldman, Sachs & Co.	$145,138,800
Credit Suisse Securities (USA) LLC	$145,138,800
Citigroup Global Markets Inc.	$145,138,800

Underwriting Commission:	$7,356,940

Concession to Selling Group Members:	0.50%

Discount to Brokers/Dealers:	0.25%

Underwriting Agreement:	September 27, 2011

Settlement:	October 4, 2011 (T+5) closing date, the 5th business day following the date hereof

A rating is not a recommendation to purchase, hold or sell the Class A Certificates, and such rating does not address market price or suitability for a particular investor. There can be no assurance that the ratings assigned on the Issuance Date by Moody’s and Standard & Poor’s to the Class A Certificates referred to above will not be lowered or withdrawn by one or more Rating Agencies.
The issuer has filed a registration statement (including a prospectus) and a related prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request them by calling Morgan Stanley & Co. LLC at 1-866-718-1649, Deutsche Bank Securities Inc. at 1-800-503-4611, Goldman, Sachs & Co. at 1-866-471-2526, Credit Suisse Securities (USA) LLC at 1-212-325-3325 or Citigroup Global Markets Inc. at 1-212-723-6171 (institutional investors).

[1]The first Regular Distribution Date to occur after the Outside Termination Date, which is the last date by which Aircraft may be subjected to the financing of this offering.